Exhibit 99.16

CONSENT OF AGUNG PRAWASONO

TO BEING NAMED AS A QUALIFIED PERSON

February 13, 2023

I hereby consent to the inclusion of the Great Bear Gold Project, Ontario, Canada – Voluntary National Instrument 43-101 Technical Report (“Technical Report”), effective date February 13, 2023 in the report on Form 6-K dated February 13, 2023 to be filed by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Technical Report into the Registration Statements on Form S-8 [Registration No. 333-262966 filed on February 24, 2022, Registration No. 333-217099 filed on April 3, 2017 and Registration Nos. 333-180824, 333-180823 and 333-180822 filed on April 19, 2012.] and the Registration Statement on Form F-10 (Registration No. 333-223457 filed on March 6, 2018) as amended.

Sincerely,

signed “Agung Prawasono”
Agung Prawasono